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VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 6 to Registration Statement on Form F-1 on Form F-3 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated March 31, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 5 to Registration Statement on Form F-1 on Form F-3 filed on March 11, 2022 (“Amendment No. 5”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 6 to Registration Statement on Form F-1 on Form F-3 (“Amendment No. 6”) and certain exhibits via EDGAR to the Commission. To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 6, a marked version showing changes to Amendment No. 5.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

April 11, 2022

The Company seeks to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 6 where language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 5 to Form F-1 on Form F-3 Filed March 11 2022

Cover Page

1.       We note your disclosure in response to comment 3. Where you disclose how you will refer to the holding company, subsidiaries, and VIEs when providing disclosure throughout the document, please disclose the entity to which the term “we” refers or revise to remove these references, as previously requested. In addition, please also expand the disclosure to clearly disclose the entity in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 6 to distinguish among the holding company, subsidiaries and VIEs where applicable. Amendment No. 6 also clearly discloses the entity in which investors are purchasing an interest.

2.       We re-issue comment 6. You continue to state that the VIEs are under your control, such as here where you state that you operate your business through the VIEs under “[y]our control” and that you exert “effective control” over the VIEs. Please remove these references, and all references in your prospectus, and instead disclose that you are the primary beneficiary of the contractual arrangements.

In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 6 to remove references to “control” over the VIEs and instead disclosed that the Company is the primary beneficiary of the contractual arrangements, where applicable.

3.       Revise to disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the PRC government.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 2, 6, 64 and 93 of Amendment No. 6.

April 11, 2022

Prospectus Summary, page 1

4.       We re-issue comment 8. Where you discuss permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer the securities being registered to foreign investors, revise to also discuss the permissions or approvals necessary to operate your business. Please specifically address the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that any permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on page 9. Please do not limit your discussion to consequences if the CSRC, the CAC or another PRC authority subsequently determines that approval was needed for this resale or the issuance of your ordinary shares upon exercise of the warrants, for future offerings, or for maintaining your status as a publicly listed company outside China.

In response to the Staff’s comment, the Company has updated the disclosure on pages 7, 17, 65 and 66 of Amendment No. 6.

5.       Where you discuss how cash is transferred through your organization, provide cross references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 6, 19 and 142 of Amendment No. 6.

6.       Your statement of belief on page 16 that you, your subsidiaries and the VIES have obtained all material requisite licenses and approvals necessary to operate in China, may not be qualified as to materiality. Revise to remove this reference and make similar revisions on pages 64-65.

In response to the Staff’s comment, the Company has updated the disclosure on pages 17, 65, 66 and 77 of Amendment No. 6.

Risk Factors, page 37

7.       We note your revised disclosure in response to comment 13. Please revise your risk factors to contain a separate, appropriately titled risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has updated the disclosure on page 64 of Amendment No. 6.

8.       Your legal opinion should be revised to render an opinion as to those Class A Ordinary Shares that are already outstanding, in addition to those shares that will be issued in the future. Also, it does not appear that the Directors Certificate, which has been attached to the legal opinion, contains any content. Please arrange for counsel to revise.

In response to the Staff’s comment, the Company has updated Exhibit 5.1 to Amendment No. 6.

* * *

April 11, 2022

If you have any questions regarding Amendment No. 6, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Jenny Liu, Marcum Bernstein & Pinchuk LLP